# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASLAN Pharmaceuticals Ltd, CIK 0001722926
CUSIP: 04522R309
Title of class of securities: Ordinary Shares as represented by American Depository Shares (ADSs),par value $0.01 per ordinary share
Address of issuer's principal executive offices: 83 CLEMENCEAU AVENUE, 83 CLEMENCEAU AVENUE, SINGAPORE, Singapore (U0), 239920
Date of event which requires filing of this statement: 06/30/2024
Amends the filing with accession number 0001610520-24-000023
Filed by CIK 0001610520

## Reporting persons
- UBS Group AG: type of reporting person: bank (BK); citizenship or place of organization: Switzerland (V8)

## Item 1. Issuer
Name of issuer: ASLAN Pharmaceuticals Ltd
Address of issuer's principal executive offices: 83 CLEMENCEAU AVENUE, 83 CLEMENCEAU AVENUE, SINGAPORE, SINGAPORE, 239920.

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS Group AG: Andrew Johnson, Director (08/08/2024)